LEVON RESOURCES LTD.
(An Exploration Stage Company)

Audited Financial Statements

For the years ended March 31, 2010, 2009 and 2008
(in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements as at March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009 and 2008 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Ron Tremblay”	“Lisa Sharp”
Ron Tremblay	Lisa Sharp
CEO	CFO

Vancouver, Canada
July 26, 2010

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.
(An Exploration Stage Company)

We have audited the balance sheets of Levon Resources Ltd. (an exploration stage company) as at March 31, 2010 and 2009 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended March 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
July 26, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 26, 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
July 26, 2010

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Balance Sheets
(in Canadian Dollars)
As at March 31

	2010	2009

ASSETS
Current
Cash	$2,020,948	$295,736
Accounts receivable and prepaid expenses	28,112	125,762
Investments (Note 5)	23,880	12,697

Total Current Assets	2,072,940	434,195

Due from related party (Note 11)	48,511	5,564
Reclamation deposits (Note 6)	32,629	32,629
Mineral properties (Note 7)	3,059,841	1,304,398
Equipment (Note 9)	4,524	3,258

Total Assets	$5,218,445	$1,780,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$69,802	$77,170
Due to related parties (Note 11)	138,912	125,895

Total Current Liabilities	208,714	203,065

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	26,187,285	22,941,591
Contributed surplus	1,360,276	453,509
Accumulated other comprehensive loss	(5,593)	(16,776)
Deficit	(22,532,237)	(21,801,345)

Total Shareholders’ Equity	5,009,731	1,576,979

Total Liabilities and Shareholders’ Equity	$5,218,445	$1,780,044

Nature of Operations and Going Concern (Note 1)
Commitments (Note 13)
Subsequent Events (Note 15)

Approved on behalf of the Board:

“Louis Wolfin”
…......................................................  Director
Louis Wolfin

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss
(in Canadian Dollars)
Years ended March 31

	2010	2009	2008

Expenses
Consulting and management fees	$89,183	$30,664	$45,000
Listing and filing fees	17,495	21,873	30,983
General exploration	1,667	26,789	8,928
Office, occupancy and miscellaneous	71,785	28,239	42,573
Professional fees	44,431	46,506	66,282
Salaries and benefits	49,635	48,919	52,771
Shareholder relations and promotion	129,707	53,567	187,919
Stock-based compensation (Note 10(d))	237,846	10,358	56,404
Travel	104,036	59,115	102,065

Loss Before Other Items	(745,785)	(326,030)	(592,925)

Other Items
Interest income	756	9,119	11,579
Foreign exchange gain (loss)	14,137	(13,911)	6,589

Net Loss for Year	(730,892)	(330,822)	(574,757)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments (Note 5)	11,183	(18,368)	(6,261)

Total Comprehensive Loss for Year	$(719,709)	$(349,190)	$(581,018)

Loss Per Share, Basic and Diluted	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	56,351,851	45,364,278	43,620,661

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
(in Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, March 31, 2007	40,784,483	$22,160,953	$319,015	$(20,895,766)	$-	$1,584,202
Transitional adjustment for fair value of investments	-	-	-	-	7,853	7,853
Common shares issued for cash:
Exercise of stock options	470,000	59,000	-	-	-	-
Exercise of warrants	2,985,000	358,500	-	-	-	-
Fair value of stock options exercised	-	42,340	(42,340)	-	-	-
Stock-based compensation	-	-	74,274	-	-	-
Net loss for year	-	-	-	(574,757)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(6,261)	(6,261)
Balance, March 31, 2008	44,239,483	22,620,793	350,949	(21,470,523)	1,592	1,502,811
Common shares issued for cash:
Private placement	5,000,000	145,348	104,652	-	-	250,000
Share issuance costs	-	(2,000)	-	-	-	(2,000)
Exercise of stock options	150,000	15,000	-	-	-	15,000
Exercise of warrants	1,000,000	150,000	-	-	-	150,000
Fair value of stock options exercised	-	12,450	(12,450)	-	-	-
Stock-based compensation	-	-	10,358	-	-	10,358
Net loss for year	-	-	-	(330,822)	-	(330,822)
Unrealized loss on available for sale securities	-	-	-	-	(18,368)	(18,368)
Balance, March 31, 2009	50,389,483	22,941,591	453,509	(21,801,345)	(16,776)	1,576,979
Common shares issued for cash:
Private placement	11,651,000	2,357,589	770,261	-	-	3,127,850
Share issuance costs		(213,682)	-	-	-	(213,682)
Exercise of stock options	1,375,000	180,000	-	-	-	180,000
Exercise of warrants	2,944,135	820,447	-	-	-	820,447
Non-cash share issuance costs	187,898	(153,687)	153,687	-	-	-
Fair value of warrants and stock options exercised	-	255,027	(255,027)	-	-	-
Stock-based compensation	-	-	237,846	-	-	237,846
Net loss for year	-	-	-	(730,892)	-	(730,892)
Unrealized gain on available for sale securities	-	-	-	-	11,183	11,183
Balance, March 31, 2010	66,547,516	$26,187,285	$1,360,276	$(22,532,237)	$(5,593)	$5,009,731

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Cash Flows
(in Canadian Dollars)
Years ended March 31

	2010	2009	2008

Operating Activities
Net loss	$(730,892)	$(330,822)	$(574,757)
Items not involving cash:
Amortization	990	814	930
Stock-based compensation	237,846	10,358	56,404
Foreign exchange loss	11,658	-	-
Changes in non-cash working capital items:
Accounts receivable and prepaid expenses	97,650	28,640	(16,603)
Accounts payable and accrued liabilities	(5,635)	(25,283)	20,507
Due from (to) related parties	(58,153)	77,671	(19,880)

Cash Used in Operating Activities	(446,536)	(238,622)	(533,399)

Investing Activities
Mineral properties exploration expenditures incurred	(1,728,953)	(98,660)	(293,470)
Purchase of equipment	(2,256)	-	(700)
Reclamation deposits	-	(1,312)	2,800

Cash Used in Investing Activities	(1,731,209)	(99,972)	(291,370)

Financing Activity
Issue of capital stock for cash, net of issuance costs	3,914,615	413,000	417,500

Cash Provided by Financing Activity	3,914,615	413,000	417,500

Foreign Exchange Effect on Cash	(11,658)	-	-
Inflow (Outflow) of Cash	1,725,212	74,406	(407,269)
Cash, Beginning of Year	295,736	221,330	628,599

Cash, End of Year	$2,020,948	$295,736	$221,330

Supplementary Information, Non-Cash Transactions
Mineral property expenditures included in:
Accounts payable	$20,747	$22,480	$42,194
Due to related parties	$57,256	$29,033	$-
Mineral exploration tax credit included in accounts receivable and prepaid expenses	$-	$111,236	$-
Stock-based compensation included in mineral properties	$-	$-	$17,870
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

1.             NATURE OF OPERATIONS AND GOING CONCERN

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural mineral properties. There have been no significant revenues generated from these activities to date.

These financial statements are prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At March 31, 2010, the Company had working capital of $1,864,226 (2009 - $231,130) and a deficit of $22,532,237 (2009 - $21,801,345). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.             SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

These audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which are in conformity with United States GAAP, except as described in Note 16 to these financial statements. All amounts are in Canadian dollars unless otherwise stated.

(b)
Mineral properties

The Company is in the exploration stage and capitalizes all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. All amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries. These amounts do not necessarily reflect present or future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)
Mineral properties (Continued)

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded when paid or received.

Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized property carrying values.

(c)
Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated on a declining-balance basis at the following annual rates:

Computer equipment                                            - 30%
Furniture and equipment                                     - 20%

In the year of acquisition, amortization is recorded based on one-half of net additions.

(d)
Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)
Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. The treasury stock method assumes that the proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the average market price during the period. However, diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(f)
Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the amortization of equipment, the recoverability of mineral property interests, determination of asset retirement obligations (“ARO”) and environmental restoration, balances of accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation, allocation of proceeds for units between capital stock and warrants, and determination of the valuation allowance for future income taxes.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(g)
Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the fair value of common shares.

(h)
Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Foreign currency translation The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of liabilities; and
(iii)	Revenues and expenses, at the rate of exchange prevailing at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(j)
Asset retirement obligation

The Company’s operations are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mineral interests, plant and equipment.

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred and the amount of fair value is reasonably determinable. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these financial statements.

(k)	Revenue recognition Interest revenue is recorded at the stated interest rate on an accrual basis.

(l)
Mining exploration tax credit (“METC”)

The Company recognizes METC receivable amounts from the government and records those amounts as a recovery in the period in which recoverability can be established and the amount quantified.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)
Flow-through shares

Flow-through shares entitle a company that incurs certain mineral expenditures in Canada to renounce them for income tax purposes allowing the expenditures to be deducted for income tax purposes by investors who purchase the shares. The income tax benefits foregone are considered to constitute share issue costs and are reflected in capital stock with an offsetting increase to future income tax liability.

(n)
Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

These disclosures are not required when the carrying amount is a reasonable approximation of the fair value.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

(o)	Future accounting changes

(i)
International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended March 31, 2011 and earlier where applicable. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements; at this time, the impact of the transition to IFRS cannot be reasonably estimated.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Future accounting changes (Continued)

(ii)
Business Combinations (Section 1582); Consolidated Financial Statements (Section 1601); Non-Controlling Interests (Section 1602)

These new standards are based on IFRS 3, “Business Combinations”, and replace the existing guidance on business combinations and consolidated financial statements. These new standards require most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed, and also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations on or after April 1, 2011, with earlier application permitted.

3.             RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, investments, accounts payable and accrued liabilities, and amounts due to/from related parties. Cash is classified as held-for-trading; investments are classified as available-for-sale; accounts receivable and due from related party are classified as loans and receivable; and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying value of financial assets by category at March 31, 2010 is as follows:

	2010
Financial Assets	Available-for-sale	Held-for-trading	Loans and receivables

Cash	$-	$2,020,948	$-
Investments	23,880	-	-
Due from related party	-	-	48,511

	$23,880	$2,020,948	$48,511

The carrying value of financial assets by category at March 31, 2009 is as follows:

	2009
Financial Assets	Available-for-sale	Held-for-trading	Loans and receivables

Cash	$-	$295,736	$-
Investments	12,697	-	-
Due from related party	-	-	5,564

	$12,697	$295,736	$5,564

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

3.             RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The carrying value of financial liabilities by category at March 31, 2010 and 2009 are as follows:

	2010	2009
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities

Accounts payable and accrued liabilities	$69,802	$77,170
Due to related parties	138,912	125,895

	$208,714	$203,065

The carrying amounts of cash and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short term to maturity.

The fair value of amounts due from and to related parties have not been disclosed as their fair values cannot be reliably measured since there is no active market for such instruments.  The Company’s investment securities are measured at fair value using level 1 within the fair value hierarchy.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)
Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. Management considers credit risk on cash to be minimal because the counterparties are highly rated Canadian banks.

(b)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at March 31, 2010 in the amount of $2,020,948 (2009 - $295,736) in order to meet short-term business requirements. At March 31, 2010, the Company had current liabilities of $208,714 (2009 - $203,065). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

3.             RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)
Market risk

Market risk consists of interest rate risk, foreign exchange risk and other price risk. The Company is exposed to the following market risks:

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances. A significant change in the exchange rate between the Canadian dollar relative to the US dollar could have an effect on the Company’s financial position, results of operations and cash flows. As at March 31, 2010, the Company held US cash balances totaling US$181,160 (2009 -US$987) and amounts in accounts payable and accrued liabilities and due to related parties of US$114,937 (2009 - US$52,519).  Based on the above net exposures as at March 31, 2010, a 6% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $4,000.

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from foreign exchange risk or interest rate risk. The Company’s investments are carried at market value, and are therefore directly affected by fluctuations in the market value of the underlying securities.

As at March 31, 2010, a 50% fluctuation in the fair value of the investments based on the weighted average volatility of the underlying shares over the prior years would impact the Company’s other comprehensive income by approximately $13,000.

4.             CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year. The Company is not subject to external restrictions on its capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

5.             INVESTMENTS

At March 31, 2010, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(6,979)	$20,939
Avino Silver & Gold Mines Ltd.	4,200	1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(5,593)	$23,880

At March 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(17,448)	$10,470
Avino Silver & Gold Mines Ltd.	4,200	1,554	672	2,226
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(16,776)	$12,697

Avino Silver & Gold Mines Ltd. (“Avino”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

6.             RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Their maturity dates range from July 28, 2010 to January 12, 2011 with an interest rate of 0.15%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.             MINERAL PROPERTIES

	Congress	Gold Bridge	Cordero Sanson	Other	Total
	(Note 7(a))	(Note 7(b))	(Note 7(c))	(Note 7(d))
Balance, March 31, 2008	$1,111,349	$245,280	$-	$9,092	$1,365,721
Deferred exploration costs
Acquisition	-	-	32,513	-	32,513
Assays	2,268	-	-	-	2,268
Assessment, permits and filing fees	1,365	-	-	-	1,365
Maintenance – security facility	-	2,500			2,500
Drilling	1,994	-	-	-	1,994
General supplies and services	407	-	-	-	407
Geological and management services	16,843	-	29,033	-	45,876
Metallurgical testing	819	-	-	-	819
METC	(149,065)	-	-	-	(149,065)

Balance, March 31, 2009	985,980	247,780	61,546	9,092	1,304,398
Deferred exploration costs
Acquisition	-	-	72,867	-	72,867
Assays	-	-	104,085	-	104,085
Assessment, permits and filing fees	2,283	-	44,761	-	47,044
Consulting	-	153	-	-	153
Drilling	-	-	677,610	-	677,610
General supplies and services	88	-	357,442	-	357,530
Geological and management services	-	-	496,154	-	496,154

Balance, March 31, 2010	$988,351	$247,933	$1,814,465	$9,092	$3,059,841

(a)
Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of the agreement.

(b)
Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.             MINERAL PROPERTIES (Continued)

(c)
Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly owned by Valley High Ventures (“Valley High”) by agreement with long-standing ranch families and small local mining companies, and certain other claims which were staked by the Company.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby the Company will earn a 51% interest from Valley High by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 (incurred) by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, Valley High will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing. As of March 31, 2010, the Company had completed the required $1,250,000 exploration expenditures towards its earn-in commitment, with the following option payments to be completed:

(a)           US$57,500 on or before March 21, 2010 (paid);

(b)           US$10,000 on or before May 21, 2010 (paid subsequent to year end);

(c)           US$5,000 on or before July 21, 2010;

(d)           US$5,000 on or before August 21, 2010;

(e)           US$5,000 on or before October 21, 2010;

(f)            US$150,000 on or before February 21, 2011;

(g)           US$300,000 on or before February 21, 2012; and

(h)           US$1,050,000 on or before February 21, 2013.

(d)	Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)
Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty.  The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.             MINERAL PROPERTIES (Continued)

(d)           (Continued)

(ii)
Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”), in consideration of cash payments of $350,292 (paid) and 300,000 common shares (issued) of the Company.

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)           Incur $250,000 on or before December 31, 2009; (completed)

(b)           Incur $250,000 on or before December 31, 2010;

(c)           Incur $500,000 on or before December 31, 2011;

(d)           Incur $500,000 on or before December 31, 2012;

(e)           Incur $600,000 on or before December 31, 2013; and

(f)           Incur $900,000 on or before December 31, 2014.

Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1,500,000 by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying Coral and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Coral’s and the Company’s joint interest by paying US$6,000,000 and granting them a 2% net smelter returns royalty.

(iii)	Wayside claims The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.             MINERAL PROPERTIES (Continued)

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.            ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2010, the Company estimates that costs relating to future site restoration and abandonment based on work done to date is immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

9.             EQUIPMENT

	2010			2009
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Computer equipment	$2,256	$338	$1,918	$-	$-	$-
Furniture and equipment	8,443	5,837	2,606	8,443	5,185	3,258
	$10,699	$6,175	$4,524	$8,443	$5,185	$3,258

10.           CAPITAL STOCK

(a)        Authorized: Unlimited number of common shares without par value

(b)        Issued

During the year ended March 31, 2010:

On January 7, 2010, the Company closed the final tranche of the brokered private placement initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting  $25,671 attributed to capital stock and $9,329 to contributed surplus.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $1,681,715 recorded as capital stock and $611,135 as contributed surplus. The Company paid commission equal to 7% of the gross proceeds, which consisted of $94,735 cash and 187,898 units having the same terms as the placement units. The units were valued as $48,235 attributed to capital stock and $17,529 to contributed surplus. In addition, the Company issued 458,570 broker warrants, exercisable at a price of $0.55 until December 31, 2010. The broker warrants were valued at $116,651. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.43%, dividend yield of nil, volatility of 181.11% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $348,411 were incurred as part of the private placement.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(b)           Issued (Continued)

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.35 until July 29, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $650,203 recorded as capital stock and $149,797 as contributed surplus. The Company paid a cash finders’ fee of $42,336 and issued 264,600 broker warrants, exercisable at a price of $0.35 per share until July 29, 2010. The broker warrants were valued at $19,507. The fair value of the warrants and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.45%, dividend yield of nil, volatility of 179.71% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $67,193 were incurred as part of the private placement.

The 2,944,135 warrants were exercised for gross proceeds of $820,447. The Company reallocated the fair value of these warrants previously recorded in the amount of $135,471 from contributed surplus to capital stock.

The 1,375,000 stock options were exercised for gross proceeds of $180,000. The Company reallocated the fair value of these options previously recorded in the amount of $119,556 from contributed surplus to capital stock.

During the year ended March 31, 2009:

On March 27, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one non-transferrable common share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.15 until March 27, 2010 and thereafter at $0.25 until March 27, 2011. The proceeds of the private placement have been allocated using the relative fair value method resulting in $145,348 recorded as capital stock and $104,652 as contributed surplus. The fair value of the warrants issued has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.12%, dividend yield of nil, volatility of 134.02% and an expected life of two years. Share issue costs of $2,000 were incurred as part of the private placement.

The 1,000,000 warrants were exercised for gross proceeds of $150,000.

The 150,000 stock options were exercised for gross proceeds of $15,000. The Company reallocated the fair value of these options previously recorded in the amount of $12,450 from contributed surplus to capital stock.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(c)           Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

Details of the status of the Company's stock options as at March 31, 2010 and 2009 and changes during the years then ended are as follows:

	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Optionsoutstanding, beginning of year	2,325,000	$0.17	3,215,000	$0.17
Granted	1,100,000	$0.50	-	$-
Exercised	(1,375,000)	$0.13	(150,000)	$0.10
Forfeited	(150,000)	$0.29	(740,000)	$0.19

Options outstanding, end of year	1,900,000	$0.38	2,325,000	$0.17
Options exercisable, end of year	1,537,500	$0.32	2,325,000	$0.17

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at March 31, 2010, the following stock options were outstanding and exercisable:

Number Outstanding		Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
75,000	*	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000		$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000		$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000		$0.18	$0.11	1.82	$0.71	January 26, 2012
300,000		$0.70	$0.45	1.96	$0.19	March 15, 2012
150,000		$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000		$0.50	$0.12	2.46	$0.39	September 14, 2012
400,000		$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000		$0.70	$0.53	4.83	$0.19	January 28, 2015
1,900,000				2.60

Exercisable
75,000	*	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000		$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000		$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000		$0.18	$0.11	1.82	$0.71	January 26, 2012
150,000		$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000		$0.50	$0.12	2.46	$0.39	September 14, 2012
337,500		$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000		$0.70	$0.53	4.83	$0.19	January 28, 2015

1,537,500				2.66

* Subsequent to March 31, 2010, these options expired unexercised

As at March 31, 2009, the following stock options were outstanding and exercisable:

Number Outstanding and Exercisable	Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,075,000	$0.10	$0.08	1.01	April 5, 2010
675,000	$0.21	$0.10	2.07	April 25, 2011
250,000	$0.10	$0.06	2.51	October 2, 2011
25,000	$0.18	$0.11	2.82	January 26, 2012
100,000	$0.35	$0.18	3.21	June 14, 2012
150,000	$0.35	$0.21	3.46	September 14, 2012
50,000	$0.50	$0.12	3.46	September 14, 2012

2,325,000			1.80

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(d)           Stock-based compensation

Stock-based compensation expense is determined using Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	1.92%	N/A	4.48%
Expected dividend yield	0	N/A	0
Expected stock price volatility	127.90%	N/A	121.87%
Expected option life in years	4.18	N/A	4.18
Forfeiture rate	0%	N/A	0%

During the year ended March 31, 2010, the Company granted 1,100,000 stock options exercisable at prices ranging from $0.25 to $0.70 for two and five years to directors, officers, employees and consultants. The Company recorded stock-based compensation expense of $237,846 (2009 - $10,358; 2008 - $74,274)) on the portion of stock options that vested during the year ended March 31, 2010. The value of unrecorded stock-based compensation related to non-vested options is $115,344, which will be recognized over the remaining vesting period of nine months. Of this amount, $Nil (2009 - $Nil; 2008 - $17,870) is included in additions in mineral properties. The amounts recorded as stock-based compensation are allocated as follows:

	2010	2009	2008

Directors, officers and employees	$188,326	$-	$26,450
Investor relations	-	10,358	12,084
Consultants	49,520	-	35,740
	$237,846	$10,358	$74,274

(e)           Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2010 and 2009 and changes during the years ended on those dates is presented below:

	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding, beginning of year	5,000,000	$0.15	9,145,000	$0.15
Issued	6,642,619	$0.47	5,000,000	$0.15
Exercised	(2,944,135)	$0.28	(1,000,000)	$0.15
Expired	-	$-	(8,145,000)	$0.15

Warrants outstanding,end of year	8,698,484	$0.39	5,000,000	$0.15

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(e)           Share purchase warrants (Continued)

As at March 31, 2010 and 2009, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	2010	2009

March 27, 2010/March 27, 2011	$0.15/$ 0.25	3,950,000	5,000,000
July 29, 2010	$0.35	870,465	-
December 31, 2010	$0.55	3,878,019	-

		8,698,484	5,000,000

11.           RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010:

(a)
$82,512 (2009 - $90,293; 2008 - $112,018) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,198 has been capitalized under mineral properties;

(b)	$50,000 (2009 - $30,000; 2008 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$117,992 (2009 - $60,136; 2008 - $10,048) was charged for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $117,992 (2009 - $35,389; 2008 - $10,048) has been capitalized under mineral properties and $Nil (2009 - $24,746; 2008 - $Nil) has been expensed under general exploration;

(d)
$3,663 (2009 - $8,310; 2008 - $5,580) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral Gold Resources Ltd. (“Coral”), a public company with common directors;

(e)	$Nil (2009 - $Nil; 2008 - $128,067) was charged to the Company for drilling services by ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

(f)	$Nil (2009 - $Nil; 2008 - $35,610) was charged to the Company for exploration services by Bralorne Gold Mines Ltd., a public company with common directors and management.

The above transactions are conducted in the normal course of business and were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

11.           RELATED PARTY TRANSACTIONS (Continued)

The amount due from a related party consists of $5,564 (2009 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $42,947 (2009 - $Nil) due from a private company controlled by a director and officer.  Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $24,426 (2009 - $26,680) owed to Oniva, $56,788 (2009 - $66,243) owed to a public company related by way of common directors and $57,698 (2009 - $32,972) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

12.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for the 2010 and 2009 fiscal years. The majority of losses for 2010 and 2009 are as a result of Canadian head office costs. Acquisition costs are capitalized to mineral properties. The assets of the Company are segmented as follows:

2010	Canada	US	Mexico	Total
Current assets	$2,064,486	$-	$8,454	$2,072,940
Due from related party	48,511	-	-	48,511
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,245,373	3	1,814,465	3,059,841
Equipment	4,524	-	-	4,524
	$3,395,523	$3	$1,822,919	$5,218,445

2009	Canada	US	Mexico	Total
Current assets	$434,195	$-	$-	$434,195
Due from related party	5,564	-	-	5,564
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,242,849	3	61,546	1,304,398
Equipment	3,258	-	-	3,258
	$1,718,495	$3	$61,546	$1,780,044

13.           COMMITMENTS

During the year ended March 31, 2008, the Company entered into two vehicle lease agreements and is committed to vehicle lease payments of approximately $12,030. The leases expire between 2011 and 2012 and the commitments for the next two years are as follows:

2011	$11,163
2012	$867

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

14.           INCOME TAXES

The components of future income taxes are as follows:

	2010	2009	2008

Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	$2,374,000	$1,866,000	$1,690,000
Capital loss carry-forwards for Canadian income tax purposes	3,380,000	3,380,000	3,380,000
Excess of tax value over net book value of equipment	477,000	475,000	475,000
Excess of tax value over net book value of mineral properties	5,543,000	5,555,000	5,387,000
Share issue costs and other	379,000	57,000	53,000

	12,150,000	11,333,000	10,985,000
Approximate Canadian tax rate	25.00%	26.00%	28.70%
	3,039,000	2,946,580	3,152,695
Valuation allowance	(3,039,000)	(2,946,580)	(3,152,695)

	$-	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized in the foreseeable future.

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2014	$174,000
2015	166,000
2026	256,000
2027	338,000
2028	525,000
2029	295,000
2030	620,000

$2,374,000

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

14.           INCOME TAXES (Continued)

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended March 31, 2010, the Canadian statutory rate is 29.63% (2009 – 28%; 2008 – 34.12%).

	2010	2009	2008

Income tax benefit computed at Canadian statutory rates	$(216,563)	$(92,630)	$(196,107)
Stock-based compensation	70,474	2,900	19,245
Other permanent differences	2,563	-	(2,168)
Temporary differences not recognized in year	(40,052)	9,384	3,364
Change in tax rates	143,965	302,744	779,486
Change in timing differences	(52,496)	(14,150)	-
Effect of unrecognized future income tax asset	92,109	(208,248)	(603,820)

Income tax provision (recovery)	$-	$-	$-

15.           SUBSEQUENT EVENTS

The following occurred subsequent to March 31, 2010:

(a)	714,050 warrants were exercised for gross proceeds of $258,578.

(b)	1,100,000 options were granted to consultants and directors.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.           DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP

(a)	Recent US accounting pronouncements

(i)
In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance, which is now part of Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 168”)). SFAS 168 replaces FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The Codification only had the effect of amending US GAAP references to authoritative accounting guidance in the Company’s financial statements.

16.           DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(a)	Recent US accounting pronouncements (Continued)

(ii)
In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”), is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009. This standard had no impact on the Company’s financial statements.

(iii)
In February 2010, FASB issued Accounting Standards Update (“ASU”) 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

(iv)
In June 2009, the FASB issued new guidance, which is now part of ASC 860 (formerly SFAS No. 166), “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. This standard is not expected to impact the Company’s financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.           DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(a)	Recent US accounting pronouncements (Continued)

(v)
In June 2009, the FASB issued new guidance, which is now part of ASC 810 (formerly SFAS No.167), “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities; (2) a new approach for determining who should consolidate a variable interest entity; and (3) changes to when it is necessary to reassess who should consolidate a variable interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. This standard is not expected to impact the Company’s financial statements.

(vi)
In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”. This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This standard is not expected to impact the Company’s financial statements.

(b)
Mineral properties

The acquisition of certain mining claims located in the Lillooet Mining Division, British Columbia, from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost, being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors’ and related companies’ original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be reduced by $1,696,550.

Under Canadian GAAP, exploration and development expenditures are capitalized (Note 2(b)). Under US GAAP, all exploration expenditures are charged to operations when incurred.

Under Canadian tax legislation, the Company can renounce mineral exploration expenditures to flow-though shareholders.  Under Canadian GAAP, the tax effect on renounced expenditures on flow-through share issuances are treated as share issue costs. Under US GAAP, the premium paid for flow-through shares in excess of market value at the time of issue is credited to other liabilities.  The liability is relieved and the corresponding future income tax liability is recognized when the Company renounces its exploration expenditures to the flow-through investors. The difference between the liability recorded at the time of issuance and the deferred tax liability upon renunciation is included as income tax expense.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.           DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(c)	Reconciliation of total assets, liabilities and shareholders' equity at March 31:

	2010	2009

Total assets for Canadian GAAP	$5,218,445	$1,780,044
Adjustments to US GAAP
Capitalized mineral property expenditures	(2,954,461)	(1,271,885)
Total assets for US GAAP	$2,263,984	$508,159

Total liabilities for Canadian and US GAAP	$208,714	$203,065

Capital stock for Canadian GAAP	$26,187,285	$22,941,591
Adjustments to US GAAP
Flow-through shares	183,907	183,907
Congress adjustment (Note 16(b))	(1,696,550)	(1,696,550)
Capital stock for US GAAP	$24,674,642	$21,428,948

Contributed surplus and deficit for Canadian GAAP	$(21,171,961)	$21,347,836)
Adjustments to US GAAP
Capitalized mineral property expenditures	(2,954,461)	(1,271,885)
Flow-through shares	(183,907)	(183,907)
Congress adjustment (Note 16(b))	1,696,550	1,696,550
Contributed surplus and deficit for US GAAP	$(22,613,779)	$(21,107,078)

Accumulated other comprehensive income per Canadian and US GAAP	$(5,593)	$(16,776)

Total liabilities, and shareholders’ equity per US GAAP	$2,263,984	$508,159

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.           DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(d)	Reconciliation of net loss for the years ended March 31:

	2010	2009	2008

Net loss for Canadian GAAP	$(730,892)	$(330,822)	$(574,757)
Adjustments decreasing (increasing) net loss
Stock-based compensation included in mineral properties for year	-	-	(17,870)
Exploration (expenditures) for year	(1,682,576)	93,836	(335,664)

Net loss for US GAAP	$(2,413,468)	$(236,986)	$(928,291)

Loss per share for Canadian GAAP - Basic	$(0.01)	$(0.01)	$(0.01)

Loss per share for US GAAP	$(0.04)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding (Canadian and US GAAP)	56,351,851	45,364,278	43,620,661

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.           DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(e)	Reconciliations of statements of cash flows for the years ended March 31:

	2010	2009	2008

Net cash used in operating activities for Canadian GAAP	$(446,536)	$(238,622)	$(533,399)

Adjustments to net loss involving use of cash
Expenditures on mineral interests	(1,682,576)	(37,114)	(293,470)

Net cash used in operating activities for US GAAP	(2,129,112)	(275,736)	(826,869)

Net cash used in investing activities for Canadian GAAP	(1,731,209)	(99,972)	(291,370)

Expenditures on mineral property interests	1,682,576	37,114	293,470

Net cash provided by (used in) investing activities for Canadian and US GAAP	(48,633)	(62,858)	2,100

Net cash flows provided by financing activities for Canadian and US GAAP	3,914,615	413,000	417,500

Effect of foreign exchange on cash	(11,658)	-	-

Net increase (decrease) in cash for Canadian and US GAAP	1,725,212	74,406	(407,269)
Cash, beginning of year for Canadian and US GAAP	295,736	221,330	628,599

Cash, end of year for Canadian and US GAAP	$2,020,948	$295,736	$221,330

17.           COMPARATIVE FIGURES

Certain of the 2009 comparative figures have been reclassified to conform to the current year’s presentation.